                                                                     EXHIBIT 3.1


                            RFS HOTEL INVESTORS, INC.

           ARTICLES OF AMENDMENT TO THE [SECOND] AMENDED AND RESTATED
                  CHARTER DESIGNATING AND FIXING THE RIGHTS AND
              PREFERENCES OF A SERIES OF SHARES OF PREFERRED STOCK


         To the Secretary of State of the State of Tennessee:

         Pursuant to the provisions of Section 48-20-106 of the Tennessee Business Corporation Act, the undersigned Tennessee corporation adopts the following amendments to its [Second] Restated Charter (the "Charter").

         1. The name of the corporation is RFS Hotel Investors, Inc. (the "Corporation").

         2. The text of the amendments adopted to the Charter are as follows:

         FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Corporation by Article 5 of the Charter and by Section 48-16-102 of the Tennessee Business Corporation Act, as amended, the Board of Directors has, by resolution, duly divided and classified 250,000 shares of the preferred stock of the Corporation into a series designated Series B Cumulative Preferred Stock (the "Series B Preferred Stock") and has provided for the issuance of the Series B Preferred Stock.

         SECOND: Article 5 of the Charter is hereby amended by adding the following [as a new subsection (a)] to such Article 5:

         1. DESIGNATION AND NUMBER. A series of Preferred Stock, designated the Series B Cumulative Preferred Stock (the "Series B Preferred Stock"), is hereby established. The maximum number of authorized shares of the Series B Preferred Stock shall be 250,000.

         2. RANK. The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (a) prior or senior to any class or series of Common Stock of the Corporation and any other class or series of equity securities of the Corporation, if the holders of Series B Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series ("Junior Stock"); (b) on a parity with the Series A Preferred Stock and any other class or series of equity securities of the Corporation if, pursuant to the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the Series B Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Parity Stock"); (c) junior to any class or series of equity securities of the Corporation if, pursuant to the specific terms of such class or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series B Preferred Stock ("Senior Stock"); and (d) junior to all existing and future indebtedness of the Corporation. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series B Preferred Stock prior to conversion.

         3.       DIVIDENDS.

                  (a) Holders of Series B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds of the Corporation legally available for payment, cash dividends payable quarterly on or before the last day of March, June, September, December of each year (or, if not a business day, the next succeeding business day, each a "Dividend Payment Date"), commencing March 31, 2001 as follows:

                           (i) For the period prior to December 31, 2005 at the annual rate of 12.5% of the Liquidation Preference (as defined in Section 4(a) below) or 3.125% of the Liquidation Preference per quarter per share;

                           (ii) Beginning on January 1, 2006, the dividend rate shall increase each quarter at the rate of 2.0% of the Liquidation Preference per annum per share (at a quarterly rate of increase of 0.5% of the Liquidation Preference per quarter per share) up to a maximum rate per annum per share of 20.5% of the Liquidation Preference as follows:

                                                                     Quarterly Dividend Rate
                                                                     -----------------------
         Quarter ending March 31, 2006                        3.625% of the Liquidation Preference
         Quarter ending June 30, 2006                         4.125% of the Liquidation Preference
         Quarter ending September 30, 2006                    4.625% of the Liquidation Preference
         Quarter ending December 31, 2006
              and thereafter                                  5.125% of the Liquidation Preference

                           (iii) For so long as any shares of Series B Preferred Stock are outstanding, in the event the Consolidated Total Indebtedness (as defined below) of the Corporation exceeds 60% of Total Asset Value (as defined below) of the Corporation, and for so long as Consolidated Total Indebtedness exceeds 60% of Total Asset Value, the then existing annual dividend rate shall be increased by 2.5% of the Liquidation Preference (equivalent to 0.625% of the Liquidation Preference per quarter per share).

                           (iv) For purposes of subsection (iii) above, the following terms shall have the following definitions.

                  "Adjusted Cash Flow" means Property Operating Income (as defined herein, but before deducting real estate taxes, insurance, any capital expenditures and any management fee) for the trailing twelve
         (12) months less real estate taxes for the latest available year, property insurance, the Capital Expenditure Reserve Amount and the greater of (a) actual management fees paid over the prior twelve (12) months or (b) two and one half percent (2.5%) of gross room revenue for the trailing twelve (12) months. For a Hotel Property leased to a third party which is not a Subsidiary of the Corporation "Adjusted Cash Flow" means the lesser of (i) lease payments for the trailing twelve (12) months less real estate taxes for the latest available year, property insurance and the Capital Expenditure Reserve Amount or (ii) Property Operating Income (as defined herein, but before deducting real estate taxes, insurance, any capital expenditures and any management fee) for the trailing twelve (12) months less real estate taxes for the latest available year, property insurance, the Capital Expenditure Reserve Amount and a management fee equal to four percent (4%) of trailing twelve (12) month gross room revenues.

                  "Applicable Cap Rate" means 11.5%.

                  "Capital Expenditure Reserve Amount" means, for any period, 4% of the trailing twelve (12) month gross revenues.

                  "Capitalized Lease" of a Person means any lease of property imposing obligations on such Person, as lessee thereunder, which are required in accordance with GAAP to be capitalized on a balance sheet of such Person.

                  "Capitalized Lease Obligations" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be shown as a liability on a balance sheet of such Person prepared in accordance with GAAP.

                  "Cash Equivalents" means, as of any date, (i) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality thereof having maturities of not more than one year from such date, (ii) time deposits and certificates of deposit having maturities of not more than one year from such date and issued by any domestic commercial bank having (A) senior long-term unsecured debt rated at least A or the equivalent thereof by Standard & Poor's or A2 or the equivalent thereof by Moody's Investor Service and (B) capital and surplus in excess of $100,000,000,
         (iii) commercial paper rated at least A-1 or the equivalent thereof by S&P or P-1 or the equivalent thereof by Moody's and in either case maturing within 120 days from such date; and (iv) shares of any money market fund rated at least AAA or the equivalent thereof by S&P or at least AAA or the equivalent thereof by Moody's.

                  "Consolidated Total Indebtedness" means, as of any date of determination, all Indebtedness of the Corporation and any Subsidiary, determined on a consolidated basis, such consolidation to be in accordance with GAAP, after eliminating intercompany items, plus the amount of the aggregate Liquidation Preference with respect to all outstanding shares of Series B Preferred Stock plus the liquidation preference with respect to any other outstanding shares of preferred stock of the Corporation.

                  "Cost" means for any Hotel Property the purchase price of such Hotel Property plus the cost of any capital improvements which exceed 4% of the Hotel Property's revenues for the four quarter period following the purchase date of the Hotel Property.

                  "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time, applied in a manner consistent with that used in preparing the financial statements of the Corporation.

                  "Guarantee Obligation" means, as to any Person (the "guaranteeing person"), any obligation (determined without duplication) of (a) the guaranteeing person or (b) another Person (including, without limitation, any bank under any Letter of Credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counter-indemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase any property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the maximum stated amount of the primary obligation relating to such Guarantee Obligation (or, if less, the maximum stated liability set forth in the instrument embodying such Guarantee Obligation), provided, that in the absence of any such stated amount or stated liability, the amount of such Guarantee Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Corporation in good faith.

                  "Hotel Property" means any parcel of real property owned by the Corporation, or any Subsidiary, Investment Affiliate, or Joint Venture, on which parcel is either located a hotel, or on which construction of a hotel has commenced.

                  "Implied Value" means for any Hotel Property an amount arrived at based upon that Hotel Property's Adjusted Cash Flow, divided by the Applicable Cap Rate.

                  "Indebtedness" of any Person at any date means without duplication, (a) all indebtedness of such Person for borrowed money which is outstanding according to GAAP, (b) all obligations of such Person for the deferred purchase price of property or services, (c) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (d) all Capitalized Lease Obligations,
         (e) all obligations of such Person in respect of acceptances issued or created for the account of such Person, (f) all Guarantee Obligations of such Person (excluding in any calculation of consolidated indebtedness of the Corporation, Guarantee Obligations of the Corporation or any Subsidiary in respect of primary obligations of any Subsidiary), (g) all reimbursement obligations of such Person for Letters of Credit and other contingent liabilities, (h) all liabilities secured by any lien (other than liens for taxes not yet due and payable) on any property owned by such Person even though such Person has not assumed for otherwise become liable for the payment thereof,
         (i) any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to accounts or notes receivable sold by such Person or any of its Subsidiaries, (j) the Corporation's (or Subsidiary's) pro rata share of debt in Investment Affiliates and 100% any loans where the Corporation is liable as a general partner, (k) the greater of (i) the Corporation's and all Subsidiaries' recourse interest in an Investment Affiliate's debt that is not consolidated with the Corporation's financial statements, or (ii) pro rata interest in all debt owed by an Investment Affiliate which is either recourse or non-recourse to the Corporation or any Subsidiary, as applicable, that is not consolidated with the Corporation's or any Subsidiaries' financial statements, (l) any pre-sale obligations of such Person relating to the purchase of any real or personal property, (m) Total Liabilities, (n) any amounts payable under any interest rate protection product, (o) any other amounts considered debt by rating agencies and
         (p) any forward equity commitments. Notwithstanding the foregoing, 100% of all Indebtedness of RFS Partnership, L.P. or any successor thereto shall be deemed to be Indebtedness of the Company.

                  "Investment Affiliate" means any Person in which the Corporation or any Subsidiary, directly or indirectly, has an ownership interest, including, without limitation, any Joint Venture, whose financial results are not consolidated under GAAP with the financial results of the Person having the ownership interest in its consolidated financial statements.

                  "Joint Venture" means any joint venture partnership in which the Corporation or any Subsidiary is a joint venture partner.

                  "Letter of Credit" means a letter of credit of a Person which is issued upon the application of such Person or upon which such Person is an account party or for which such Person is in any way liable.

                  "Person" means any corporation, joint venture, partnership, association, enterprise, trust, limited liability company or other entity or organization.

                  "Property Operating Income" means, with respect to any Hotel Property owned by the Corporation, any Subsidiary or any Investment Affiliate, for any period, earnings from rental operations (computed in accordance with GAAP but without deduction for reserves) attributable to such Hotel Property plus depreciation, amortization and interest expense for such period, and, if such period is less than a year, adjusted by straight lining various ordinary operating expenses which are payable less frequently than once during every such period (e.g. real estate taxes and insurance).

                  "SAB 101" means Staff Accounting Bulletin No. 101 of the Securities and Exchange Commission issued December 3, 1999.

                  "Subsidiary" means a corporation, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by the Corporation, and provided such corporation, partnership or other entity is consolidated with the Corporation for financial reporting purposes under GAAP.

                  "Total Asset Value" means the sum of (a) for each open Hotel Property owned or open for less than four (4) fiscal quarters, 100% of the Cost of the Hotel Property plus (b) for each open Hotel Property owned or open for four (4) fiscal quarters or more, the Implied Value of the Hotel Property, plus (c) 100% of cash and Cash Equivalents in accordance with GAAP; provided, however, that with respect to a Hotel Property owned by an Investment Affiliate or Joint Venture, the Cost or Implied Value of the Hotel Property shall be multiplied by a percentage equal to the percentage of ownership of the Corporation or a Subsidiary in the Investment Affiliate or Joint Venture. Notwithstanding the foregoing, the Cost or Implied Value of any Hotel Property owned by RFS Partnership, L.P. or any successor thereto shall be 100% of the Cost or Implied Value of such Hotel Property.

                  "Total Liabilities" means all GAAP liabilities (not inclusive of GAAP minority interest or GAAP deferred/unearned revenue liability arising solely from the application of the policies and procedures prescribed by SAB 101) of the Corporation and its Subsidiaries.

         Such dividends shall be cumulative from the date of original issue, whether or not in any dividend period or periods (i) such dividends shall be declared, (ii) there shall be funds of the Corporation legally available for the payment of such dividends or (iii) any agreement of the Corporation prohibits payment of such dividends. Dividends not paid when due as described in Section 3(a) above shall bear interest at a per annum rate equal to the dividend rate in effect from time to time.

         Any dividend payable on the Series B Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360 day year. Dividends will be payable in arrears to holders of record as they appear on the stock records of the Corporation at the close of business on the 15th day of March, June, September and December immediately preceding such Dividend Payment Date. Holders of Series B Preferred Stock shall not be entitled to receive any dividends in excess of cumulative dividends on the Series B Preferred Stock.

                  (b) When dividends are not paid in full upon the Series B Preferred Stock or any other class or series of Parity Stock, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series B Preferred Stock and any other class or series of Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid, together with interest thereon (if any), on the Series B Preferred Stock and dividends accumulated, accrued and unpaid on such Parity Stock, together with interest thereon (if any). Except as set forth in the preceding sentence, unless dividends on the Series B Preferred Stock equal to the full amount of accumulated, accrued and unpaid dividends, together with interest thereon (if any), have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment for all past dividend periods, no dividends shall be declared or paid or set aside for payment by the Corporation with respect to any class or series of Parity Stock. Unless full cumulative dividends on the Series B Preferred Stock, together with interest thereon (if any), have been paid or declared and set apart for payment for all past dividend periods, no dividends (other than dividends paid in shares of Junior Stock or options, warrants or rights to subscribe for or purchase shares of Junior Stock) shall be declared or paid or set apart for payment by the Corporation with respect to any shares of Junior Stock, nor shall any shares of Junior Stock be redeemed, purchased or otherwise acquired (except for purposes of an employee benefit plan) for any consideration (except by conversion or exchange for shares of Junior Stock, or options, warrants or rights to subscribe for or purchase shares of Junior Stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of Junior Stock. Notwithstanding the above, the Corporation shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares of Parity Stock or (ii) or redeeming, purchasing or otherwise acquiring any Parity Stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the Corporation's qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code").

                  (c) No dividends on shares of Series B Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

                  (d) If, for any taxable year, the Corporation elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series B Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series B Preferred Stock for the year bears to the Total Dividends. The Corporation may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series B Preferred Stock would include in income their proportionate share of the Corporation's undistributed long-term capital gains, as designated by the Corporation.

         4.       LIQUIDATION PREFERENCE.

                  (a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution by the Corporation shall be made to or set apart for the holders of any shares of Junior Stock, the holders of shares of Series B Preferred Stock shall be entitled to receive a liquidation preference of $100 per share (the "Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not declared), together with interest thereon (if any), to the date of final distribution to such holders, but such holders shall not be entitled to any further payment. Until the holders of the Series B Preferred Stock have been paid the Liquidation Preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not declared) to the date of final distribution to such holders, no payment shall be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Corporation.

                  (b) If upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of Series B Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Series B Preferred Stock and any such other Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Series B Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full.

                  (c) A voluntary or involuntary liquidation, dissolution or winding up of the Corporation shall not include any Redemption Event described in Section 5(c) below.

                  (d) Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of Series B Preferred Stock and any Parity Stock, any series or class or classes of Junior Stock shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Stock and any Parity Stock shall not be entitled to share therein.

         5.       REDEMPTION.

                  (a) Shares of Series B Preferred Stock shall not be redeemable by the Corporation prior to December 31, 2003. However, in order to ensure that the Corporation will continue to meet the requirement for qualification as a real estate investment trust under the Code, the Series B Preferred Stock will be subject to the provisions of Article 14 of the Corporation's Charter (the "Charter") pursuant to which shares of Preferred Stock and Common Stock of the Corporation owned by a shareholder in excess of 9.9% in value of the outstanding shares of capital stock of the Corporation (the "Ownership Limit") will be deemed "Shares-in-Trust" (as defined in such Article
         14). The Corporation may redeem shares of Series B Preferred Stock, in whole but not in part (a "Voluntary Redemption"), (i) on and after December 31, 2003 at a cash redemption price equal to 100% of the Liquidation Preference plus all accrued and unpaid dividends, together with interest thereon (if any), to the date fixed for redemption (the "Redemption Date"), (ii) at any time during which the Consolidated Total Indebtedness of the Corporation exceeds 60% of Total Asset Value of the Corporation as determined in accordance with Sections 3(a)(iii) and 3(a)(iv) above at a cash redemption price determined in accordance with Section 5(b) below or (iii) immediately prior to consummation of a Change of Control (as defined in Section 5(c)(ii)) at a cash redemption price determined in accordance with
         Section 5(b) below.

                  (b) Upon the occurrence of a Redemption Event (as defined below), the Corporation shall offer, in accordance with subsections (d) and (e) below, to redeem all of the outstanding Series B Preferred Stock at the applicable redemption price reflected below, plus accrued and unpaid dividends, together with interest thereon (if any), to the date of redemption:

                                                                        Redemption Price
         Date of Redemption                                                Per Share
         ------------------                                             ----------------

         Prior to December 31, 2001                                          $103.00

         January 1, 2002 through December 31, 2002                           $102.00

         January 1, 2003 through December 31, 2003                           $101.00

         After January 1, 2004                                               $100.00

                  (c)      As used in this Section 5:

                           (i) A "Redemption Event" shall mean (1) the execution by the Corporation or any of its subsidiaries or affiliates of any agreement with respect to any proposed transaction or event or series of transactions or events which, individually or in the aggregate, may reasonably be expected to result in a Change of Control (as defined below); (2) the failure of the Corporation and its subsidiaries to complete on or before April 15, 2001 (A) the termination or assignment of certain lease agreements between subsidiaries of the Corporation, as lessor, and subsidiaries of Hilton Hotels Corporation, as lessee, and (B) the purchase from RFS, Inc. of 973,684 shares of the Corporation's convertible Preferred Stock, Series A, all as set forth in the Termination Agreement dated as of January 26, 2000, among the Corporation and certain of its subsidiaries and Hilton Hotels Corporation and certain of its subsidiaries; or (3) the Corporation fails to satisfy the requirements for qualification as a real estate investment trust under the Code.

                           (ii) A "Change of Control" shall be deemed to have occurred at such time as (1) a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the ultimate "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of Voting Stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 20% of the total voting power of the total voting stock of the Corporation on a fully diluted basis; (2) the date the Corporation sells, transfers or otherwise disposes of all or substantially all of the assets of the Corporation or the Operating Partnership, other than to a subsidiary of the Corporation; and (3) the date of the consummation of a merger or share exchange of the Corporation with another corporation where the shareholders of the Corporation immediately prior to the merger or share exchange would not beneficially own immediately after the merger or share exchange, shares entitling such shareholders to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all shareholders of the corporation issuing cash or securities in the merger or share exchange would be entitled in the election of directors, or where members of the Board of Directors of the Corporation immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange.

                           (iii) "Voting Stock" shall mean capital stock of any class or kind having the power to vote generally for the election of directors of the Corporation.

                  (d) In the event of a Voluntary Redemption by the Corporation pursuant to subsection (a) above or upon the occurrence of a Redemption Event as defined in subsection (c) above, the Corporation shall select a Redemption Date which shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by the Corporation (in accordance with subsection (e) below), in the case of a Voluntary Redemption, or the offer to redeem is sent, in the case of an occurrence of a Redemption Event. If full cumulative dividends on all outstanding shares of Series B Preferred Stock have not been paid or declared and set apart for payment, no shares of Series B Preferred Stock may be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed.

                  (e) Notice of redemption of the Series B Preferred Stock, in the case of a Voluntary Redemption, or an offer of redemption, in the case of an occurrence of a Redemption Event, shall be mailed by the Corporation to each holder of record of the shares to be redeemed or offered to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on the stock records of the Corporation no later than ten (10) business days following the occurrence of a Redemption Event. Any notice which was mailed as described above shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice shall state: (i) the Redemption Date; (ii) the redemption price; and (iii) the place or places where certificates for such shares of Series B Preferred Stock are to be surrendered for cash. From and after the Redemption Date, dividends on the shares of Series B Preferred Stock to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except the right to receive the cash payable upon such redemption); provided, however, that if the Company does not fund the redemption of the Series B Preferred Stock on the Redemption Date, dividends shall continue to accrue from the Redemption Date until the funding date.

                  (f) The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under Article 14 of the Charter.

                  (g) Subject to applicable law and the limitation on purchases when dividends on the Series B Preferred Stock are in arrears, the Corporation may, at any time and from time to time, purchase any shares of Series B Preferred Stock in the open market, by tender or by private agreement.

         6.       VOTING RIGHTS.

                  (a) Holders of the Series B Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.

                  (b) If and whenever dividends on any shares of Series B Preferred Stock shall be in arrears for two or more quarterly periods (whether or not consecutive), the holders of such shares of Series B Preferred Stock (voting together as a single class) will be entitled to vote for the election of two additional directors of the Corporation at any annual meeting of stockholders or at a special meeting of the holders of the Series B Preferred Stock called for that purpose and the number of directors then constituting the Board of Directors shall be increased by two. The Corporation must call such special meeting upon the request of holders of record of at least 66 2/3% of the outstanding shares of Series B Preferred Stock. Whenever dividends in arrears on outstanding shares of the Series B Preferred Stock shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series B Preferred Stock to elect such additional two directors shall cease and the terms of office of such directors shall terminate and the number of directors constituting the Board of Directors shall be reduced accordingly; provided however, that if, thereafter, dividends on any shares of Series B Preferred Stock shall be in arrears for any quarterly period, the voting rights of the holders of such shares of Series B Preferred Stock shall again become exercisable with respect to the election of two additional directors of the Corporation in accordance with the provisions of this subsection
         (b) and any additional directors so elected shall serve for a term described above.

                  (c) The affirmative vote or consent of at least 66 2/3% of the votes entitled to be cast by the holders of the outstanding shares of Series B Preferred Stock, voting as a single class, will be required to (i) authorize the issuance of any shares of any class of Senior Stock or any security convertible into shares of any class of Senior Stock or (ii) amend, alter or repeal any provision of, or add any provision to, the Charter (including any amendment, alteration, repeal or addition resulting from a merger or consolidation), including the Articles of Amendment, or the Corporation's bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series B Preferred Stock, including any amendment which adversely affects the voting rights of the Series B Preferred Stock described in Section 6(b) above or any amendment to the Charter which alters the requirement that the Independent Directors approve the issuance of Parity Stock or which reduces the percentage of Independent Directors (as defined in the Charter). Notwithstanding the foregoing, the amendment of the Charter to authorize, create, or to increase the authorized amount of capital stock, shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series B Preferred Stock. No such vote of the holders of Series B Preferred Stock as described above shall be required if provision is made to redeem all shares of Series B Preferred Stock at or prior to the time such amendment, alteration or repeal is to take effect, or when the issuance of any such shares or convertible security is to be made, as the case may be.

                  (d) The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

         7. CONVERSION. The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Corporation.

         8. PARITY STOCK. Any issuance of Parity Stock shall be approved by a majority of the Independent Directors (as defined in the Charter) for fair market value as determined by such directors in their sole discretion.

         THIRD: The above-listed amendments are to become effective when these articles of amendment are accepted for filing by the Secretary of State of the State of Tennessee.

         FOURTH: The above-listed amendments do not provide for the exchange, reclassification or cancellation of existing shares.

         FIFTH: The above-listed amendments were duly adopted by the Board of Directors of the Corporation as of December 22, 2000, and were not required to be adopted by the shareholders of the Corporation.


         Dated this the 27th day of December, 2000.


                               RFS HOTEL INVESTORS, INC.



                               By: /s/Kevin M. Luebbers
                                   --------------------------------------------

                               Name:  Kevin M. Luebbers

                               Title:  Vice President, Secretary and Treasurer